Exhibit 12(b)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	3 Months
	Ended
	March 31,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings, as defined:
Income Before Income Taxes	$150	$416	$423	$317	$204	$257

Total fixed charges as below	36	139	131	117	107	105

Total earnings	$186	$555	$554	$434	$311	$362

Fixed charges, as defined:
Interest charges (a)	$35	$135	$127	$113	$104	$102
Estimated interest component of operating rentals	1	4	4	4	3	3

Total fixed charges (b)	$36	$139	$131	$117	$107	$105

Ratio of earnings to fixed charges	5.2	4.0	4.2	3.7	2.9	3.4

Preferred stock dividend requirements on a pre-tax
basis					$6	$21
Fixed charges, as above	$36	$139	$131	$117	107	105
Total fixed charges and preferred stock dividends	$36	$139	$131	$117	$113	$126
Ratio of earnings to combined fixed charges and
preferred stock dividends	5.2	4.0	4.2	3.7	2.8	2.9

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.

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